QuickLinks -- Click here to rapidly navigate through this document

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

among

TRANSGENOMIC, INC.,

TBIO, INC.,

TBIO ACQUISITION CORP.

and

ANNOVIS, INC.

Dated as of April 30, 2001

TABLE OF CONTENTS

ii

Section 10.08.	Entire Agreement; No Third-Party Beneficiaries	31
Section 10.09.	Headings	31
Section 10.10.	Payment of Expenses at Closing	31
ARTICLE XI
DEFINITIONS
Section 11.01.	Definitions	31
Section 11.02.	Construction	32

iii

AGREEMENT AND PLAN OF MERGER

    THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into effective as of April 30, 2001 by and among TRANSGENOMIC, INC., a Delaware corporation ("Parent"), TBIO, INC., a Delaware corporation and wholly owned subsidiary of Parent ("TBIO"), TBIO ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of TBIO ("Merger Sub"), and ANNOVIS, INC., a Delaware corporation (the "Company").

W I T N E S S E T H:

    WHEREAS, the respective Boards of Directors of Parent, TBIO, Merger Sub and the Company have approved and declared the advisability of this Agreement and the merger of Merger Sub with and into the Company (the "Merger") in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and upon the terms and subject to the conditions set forth in this Agreement; and

    WHEREAS, each of the parties intends that the transaction qualify as a transaction under Section 338 of the Internal Revenue Code of 1986, as amended (the "Code");

    NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, TBIO, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

    Section 1.01. The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub will be merged with and into the Company at the Effective Time of the Merger.

    Section 1.02. Closing.  Unless this Agreement is terminated pursuant to Section 8.01 hereof, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the "Closing") will take place at 9:00 a.m., local time, on such date agreed to by the parties; provided that such date will be no later than June 1, 2001 (the "Closing Date"). The Closing will take place at the offices of the Company in Aston, Pennsylvania, unless another place is agreed to in writing by the parties hereto.

    Section 1.03. Effective Time.  The Merger will become effective at the time of filing of a certificate of merger (the "Certificate of Merger") with the office of the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time as is agreed to by the parties hereto and set forth therein (the "Effective Time"). The Certificate of Merger will be executed by the parties on the Closing Date and will be filed as soon as practicable thereafter along with such other filings or recordings as may be required by the DGCL or otherwise.

    Section 1.04. Effects of the Merger.  As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation (the "Surviving Corporation") under the name "Annovis, Inc." as a wholly owned subsidiary of TBIO.

    Section 1.05. Certificate of Incorporation and Bylaws of the Surviving Corporation.

      (a) The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time will become the Certificate of Incorporation of the Surviving Corporation after the Effective Time, until thereafter amended as provided by the DGCL and such Certificate of Incorporation.

      (b) The Bylaws of Merger Sub as in effect immediately prior to the Effective Time will become the Bylaws of the Surviving Corporation after the Effective Time, until thereafter amended as provided by the DGCL, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

    Section 1.06. Directors.  The Board of Directors of Merger Sub immediately prior to the Effective Time will become the Board of Directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

    Section 1.07. Officers.  The officers of Merger Sub immediately prior to the Effective Time will become the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

EXCHANGE OF SHARES FOR MERGER CONSIDERATION

    Section 2.01. Effect on Common Stock of the Company and the Merger Sub.  At the Effective Time, by virtue of the Merger and without any additional action on the part of the Company, Parent, TBIO, Merger Sub or the holders of any securities of the Company, Parent, TBIO or Merger Sub:

      (a) Subject to the other provisions of this Section 2.01, each issued and outstanding share of the common stock, par value $.01 per share, of the Company (the "Company Common Stock"), other than Excluded Shares described in Section 2.01(d) and Dissenting Shares described in Section 2.01(e) hereof, will be converted into the right to receive a number of shares (which number may be less than one share) of the common stock, par value $.01 per share, of the Parent ("Parent Common Stock") determined by dividing (i) 1,966,902 shares of Parent Common Stock, by (ii) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, less any Excluded Shares (the "Merger Consideration").

      (b) Notwithstanding the provisions of Section 2.01(a), Merger Consideration will be paid in cash in a maximum aggregate amount of $500,000 to stockholders of the Company in the following order of priority.

         (i) Any stockholder of the Company who does not deliver a stockholder representation letter as described in Section 7.01(k) hereof at or before the Closing will be issued Merger Consideration exclusively in the form of cash in an amount equal to the number of shares of Parent Common Stock that such Company stockholder would be entitled to receive as Merger Consideration multiplied by the closing sale price of Parent Common Stock on the trading day immediately prior to the Closing Date;

        (ii) Other stockholders of the Company identified in a schedule delivered to Parent at closing who have elected to receive up to 20% of their Merger Consideration in the form of cash. The maximum cash consideration payable to any such Company stockholder will be equal to 20% of the number of shares of Parent Common Stock that such Company stockholder would be entitled to receive as Merger Consideration multiplied by $6.60938. To the extent that the aggregate amount of cash available for payment under this paragraph (ii) is less than the total amount of Merger Consideration such Company stockholders have elected to receive hereunder, the available cash will be distributed among such Company stockholders in proportion to the respective number of shares of Company common stock they held immediately prior to the Effective Time and the percentage of cash requested.

      (c) As of the Effective Time, all shares of Company Common Stock will no longer be outstanding, will automatically be cancelled and retired and will cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive Merger Consideration as provided herein; provided, however, that as of the

  Effective Time each such holder will be deemed to be the record holder of the number of shares of Parent Common Stock which he or she is entitled to receive.

      (d) Any share of Company Common Stock that is held in the Company's treasury or by any of the Company's direct or indirect wholly owned subsidiaries immediately prior to the Effective Time (the "Excluded Shares") will automatically be cancelled and retired and will cease to exist, and no Merger Consideration will be delivered in exchange for such Excluded Shares.

      (e) Notwithstanding any provision of this Agreement to the contrary, each outstanding share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time and the holder of which (i) has not voted in favor of the Merger, (ii) has perfected such holder's right to an appraisal of such holder's shares in accordance with Section 262 of the DGCL and (iii) has not effectively withdrawn or lost such right to appraisal (a "Dissenting Share") will not be converted into or represent a right to receive the Merger Consideration pursuant to Section 2.01(a). The holder thereof will be instead entitled to receive payment of the appraised value of such shares of Company Common Stock held by them in accordance with the provisions of Section 262 of the DGCL; provided, however, that any Dissenting Share held by a person at the Effective Time who will, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to the DGCL, will be deemed to be converted into, as of the Effective Time, the right to receive the Merger Consideration pursuant to Section 2.01(a). The Company will give Parent prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to the applicable provisions of the DGCL relating to the appraisal process received by the Company. Notwithstanding anything to the contrary in this Section 2.01(e), if (A) the Merger is rescinded or abandoned or (B) the stockholders of the Company revoke the authority to effect the Merger, the right of any stockholder of the Company to be paid the fair value of such stockholder's Dissenting Shares pursuant to the DGCL will cease.

       (f) If, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Company Common Stock are changed into a different number of shares or a different class of shares as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, combination, exchange, recapitalization or other similar transaction, the Merger Consideration will be appropriately adjusted so that the aggregate number of shares of Parent Common Stock issued as Merger Consideration pursuant to this Agreement will not have increased or decreased as a result of such adjustment.

      (g) Each issued and outstanding share of common stock, par value $.01 per share, of Merger Sub will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Section 2.02.  Exchange of Company Common Stock for Merger Consideration.

      (a) The parties agree that Wells Fargo Bank N.A. Minnesota Shareholder Services (the "Exchange Agent") will act as agent with respect to the exchange of Company Common Stock for the Merger Consideration. Parent will take all steps necessary to cause the Exchange Agent to issue the shares of Parent Common Stock or cash, as the case may be, representing the aggregate Merger Consideration in accordance with the provisions of this Section 2.02. In that regard, Parent shall deposit, or cause to be deposited, with the Exchange Agent prior to the Closing, cash in an amount equal to the aggregate Merger Consideration to be paid in cash to the holders of shares of Company Common Stock described in paragraph (b)(ii) of this Section 2.02. The Exchange Agent shall agree to hold such funds in trust for the benefit of such holders of Company Common Stock solely for delivery as contemplated by this Section 2.02 and not for any other purpose. If for any reason such funds are inadequate to pay the cash amounts to which such holders of shares of

  Company Common Stock are entitled to receive hereunder, Parent shall remain liable for the full amount of Merger Consideration payable to such persons, and shall make available to Exchange Agent additional funds, for the payment thereof.

      (b) As soon as reasonably practicable after the Effective Time, Parent will cause the Exchange Agent to mail to each holder of record of Company Common Stock that has been converted into the right to receive the Merger Consideration pursuant to Section 2.01(a) hereof (i) a letter of transmittal (which will be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions effecting the surrender of the certificates representing Company Common Stock in exchange for the Merger Consideration represented thereby. Upon surrender of a certificate formerly representing Company Common Stock to the Exchange Agent, together with such letter of transmittal duly executed and completed in accordance with such instructions, the holder of such Company Common Stock will be issued:

         (i) in the case of any person entitled to Merger Consideration solely in the form of shares of Parent Company Stock, a certificate for the number of shares of Parent Common Stock equal to 85% of the product of (A) the Merger Consideration per share multiplied by (B) the number of shares of Company Common Stock held by such person at the Effective Time;

        (ii) in the case of any person entitled to Merger Consideration only in cash pursuant to Section 2.01(b)(i) hereof, a bank check made payable to such person in an amount equal to the total amount of Merger Consideration such person is entitled to receive; or

        (iii) in the case of any person entitled to Merger Consideration in the form of Parent Stock and cash pursuant to 2.01(b)(ii):

          (A) a bank check made payable to such person in an amount equal to the total amount of Merger Consideration such person is to receive in cash; and

          (B) a certificate for the number of shares of Parent Common Stock equal to (1) 85% of the product of (x) the Merger Consideration per share multiplied by (y) the number of shares of Company Common Stock held by such person at the Effective Time less (2) the number of shares of Parent Common Stock determined by dividing the amount of cash paid pursuant to clause (A) above to such person divided by $6.60938.

      (c) In addition, upon surrender of the certificate formerly representing Company Common Stock to the Exchange Agent by a former stockholder of the Company who is entitled to any Merger Consideration in the form of Parent Common Stock (a "Former Company Stockholder"), together with a duly executed and completed letter of transmittal, the Exchange Agent will issue a certificate for the remaining 15% of shares of Parent Common Stock included in the Merger Consideration payable to such Former Company Stockholder in the name of such Former Company Stockholder; provided, however, that such additional certificate shall be held by the Exchange Agent, as escrow agent, pursuant to the terms of an Escrow Agreement in the form attached as Exhibit A hereto (the "Escrow Agreement"). During the term of the Escrow Agreement, the Former Company Stockholders will be the record and beneficial owner of such escrowed shares (the "Escrowed Shares") for purposes of voting at any meeting of the shareholders of Parent and will be entitled to receive any dividends or distributions declared or paid by Parent with respect to the Escrowed Shares. However, during the term of the Escrow Agreement, the Former Company Stockholders will have no right to receive certificates representing the Escrowed Shares or to sell, transfer, pledge or otherwise alienate any Escrowed Shares.

      (d) Subject to the remaining provisions of this paragraph (d) and to paragraph (e) of this Section 2.02, the Exchange Agent shall deliver the certificates for the Escrowed Shares to the

  Former Company Stockholders as soon as reasonably practicable after the first anniversary of the Closing Date. Notwithstanding the foregoing, the number of Escrowed Shares to be delivered to Former Company Stockholders will be reduced by the number determined by dividing:

         (i) the aggregate dollar amount of the following items as determined in good faith by Parent in accordance with GAAP consistently applied using the assumptions, practices and policies used by the Company in preparation of the Financial Statements (as defined in Section 3.04 hereof) and calculated without regard to the tax consequences of the transactions contemplated hereby or the costs incurred by the Company in connection with the transactions contemplated hereby (except as specifically provided in paragraph (E) below), but only if the total of such amounts exceeds $200,000, but then in the full amount thereof:

          (A) the amount by which the consolidated net working capital (defined as current assets minus current liabilities) of the Company on the Closing Date (determined in accordance with GAAP) is less than $(75,000);

          (B) the amount by which the consolidated stockholders' equity of the Company on the Closing Date (determined in accordance with GAAP) is less than $875,000;

          (C) any liabilities, including any contingent or conditional liabilities, of the Company (including, without limitation, any additional payments or purchase price adjustments to be made by the Company in connection with the acquisition of the assets of CyberSyn or Cruachem Ltd., any tax liabilities arising out of operations in the United Kingdom (whether or not such liabilities are the subject of an outstanding Inland Revenue query) or the unavailability of Todd Campus trading losses) that existed as of the Closing Date but that were not accounted for in connection with the calculations of items (A) and (B) above;

          (D) the amount of any bad debt losses incurred by the Company or Parent after the Closing Date with respect to accounts receivable of the Company as of the Closing Date in excess of the reserves established therefore on the books and records of the Company in accordance with GAAP and used in the calculation of items (A) and (B) above;

          (E) the amount by which costs incurred by the Company in connection with the transactions contemplated by this Agreement exceed $1,000,000; and

          (F) any liabilities or losses incurred by the Company or Parent as a result of a breach of any of the representations, warranties or covenants of the Company contained in this Agreement, by

        (ii) the average closing sale price per share of Parent Common Stock reported on the Nasdaq National Market for the ten-trading-day period ending on the day immediately before the date which is the first anniversary of the Closing Date.

  If a reduction is made to the total number of Escrowed Shares pursuant to this paragraph (d), then the outstanding certificates for the Escrowed Shares will be cancelled and the Exchange Agent will issue a new certificate in the name of each Former Company Stockholder reflecting such Former Company Stockholder's proportionate share of the reduced number of Escrowed Shares and will deliver such new certificates to the Former Company Stockholders in lieu of the certificates originally held in escrow. Any originally issued Escrowed Shares not distributed to Former Company Stockholders will no longer be considered to be Merger Consideration, and will remain authorized but unissued shares of Parent Common Stock and no person will have any right with respect thereto by virtue of this Agreement or as a result of the Merger.

      (e) Not later than 30 days prior to the first anniversary of the Closing Date, Parent will notify the Exchange Agent and a representative designated by the Former Company Stockholders entitled to not less than a majority of the Escrowed Shares (the "Stockholder Representative") of whether or not it has determined that a deduction will be made from the number of Escrowed Shares as a result of items listed in paragraph (d) above, which notice will state the proposed amount of, and reasons for, the deduction. If the Stockholder Representative disagrees with the proposed deduction from the Escrowed Shares, he or she will provide written notice to Parent and the Exchange Agent within twenty (20) business days stating the reasons for such objections and Parent agrees to negotiate the dispute in good faith with the Stockholder Representative and to make all of its books and records available to the Stockholder Representative as is reasonably requested in connection with therewith. If the Parent and the Stockholder Representative are unable to resolve any disagreement through such negotiation, the parties agree that the dispute will be definitively settled by an independent accounting firm agreed to by Parent and Stockholder Representative (which may be the Parent's independent public accounting firm), with 50% of the cost of such determination being deducted from the Escrowed Shares and the remaining 50% being paid by Parent. No Escrowed Shares shall be delivered to Former Company Stockholders until such dispute is resolved to the reasonable satisfaction of Parent and the Stockholder Representative. Parent acknowledges and agrees that deductions from the Escrowed Shares, if any, will be its sole remedy with respect to any losses or liabilities resulting from the transactions contemplated by this Merger Agreement.

       (f) No fractional shares of Parent Common Stock will be issued as Merger Consideration. In the event that the total number of shares of Parent Common Stock (including any Escrowed Shares) to be issued to a former shareholder of the Company is not a whole number, then the number of shares of Parent Common Stock to be issued will be rounded up or down to the nearest whole share. No consideration will be paid by the Company or such shareholder for any fractional share eliminated by such rounding.

      (g) The shares of Parent Common Stock issued as Merger Consideration will be issued without registration under federal or state securities laws in reliance on an exemption for issuances of securities not involving a public offering. Accordingly, the shares of Parent Common Stock issued as Merger Consideration will be restricted securities and may not be sold or otherwise transferred by the holders thereof, and Parent agrees that it will not register a sale or other transfer of such shares, unless such sale or transfer is made in accordance with the registration requirements of federal and state securities laws or pursuant to a valid exemption from such requirements. Each certificate representing shares of Parent Stock issued as part of Merger Consideration will bear the following legend:

    THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT THERETO UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE CORPORATION.

      (h) If ownership of any shares of Company Common Stock (other than Excluded Shares or Dissenting Shares) has been transferred prior to the Effective Time, but such transfer is not registered in the records of the Company as of the Effective Time, a certificate representing Parent Common Stock constituting Merger Consideration will be issued by the Exchange Agent to the transferee thereof if the certificate representing such Company Common Stock is presented to the Exchange Agent accompanied by (i) all documents required to duly evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid and (ii) a letter of transmittal in the form described in paragraph (b) of this Section 2.02 which has been duly completed and executed by the transferee of such shares.

       (i) If a certificate representing shares of Company Common Stock (other than Excluded Shares or Dissenting Shares) has been lost, stolen or destroyed, a certificate representing Parent Common Stock constituting Merger Consideration will be issued by the Exchange Agent to the holder thereof if such holder delivers to the Exchange Agent (i) a duly completed and executed letter of transmittal in the form described in paragraph (b) of this Section 2.02 and (ii) an affidavit of the holder as to the fact that such certificate has been lost, stolen or destroyed and, if required in the sole discretion of Parent, the posting by such holder of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to such certificate.

       (j) After the Effective Time, and until surrendered as contemplated by this Section 2.02, each certificate representing Company Common Stock (other than for Dissenting Shares and Excluded Shares) will be deemed for all corporate purposes of the Surviving Corporation to represent only the right to receive upon such surrender the Merger Consideration per share represented thereby as contemplated by this Article II. Shares of Parent Common Stock issued in exchange of the certificates representing Company Common Stock in accordance with the terms of this Article II will be deemed payment in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such certificates. The certificates for Company Common Stock surrendered in exchange for Merger Consideration will be delivered by the Exchange Agent to the Surviving Corporation which will cancel such certificates. After the Effective Time there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates formerly representing Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they will be cancelled against delivery of the Merger Consideration in exchange therefor.

      (k) Neither the Company, Parent, TBIO, Merger Sub, the Surviving Corporation nor the Exchange Agent will be liable to any person with respect to any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    Except as set forth in the schedules attached hereto, the Company represents and warrants to Parent and Merger Sub that the statements made in this Article III are correct and complete as of the date of this Agreement. When used herein, the phrase "to the knowledge of the Company," means the actual knowledge, after reasonable investigation, of any director or executive officer (which will include the human resources manager) of the Company or its Subsidiaries (as defined in Section 3.01(b)).

    Section 3.01. Organization and Qualification.

      (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect. Copies of the Company's Certificate of Incorporation and Bylaws have been delivered to Parent and such documents are complete and correct and in full force and effect.

      (b) The Company conducts certain of its operations through one or more direct or indirect subsidiary corporations, each of which is listed in Schedule 3.01(b) (the "Subsidiaries"). Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect. Copies of each Subsidiary's charter documents have been delivered to Parent and such documents are complete and correct and in full force and effect. The Company owns 100% of the issued and outstanding capital stock of each Subsidiary. The Company does not control, directly or indirectly, or have any direct or indirect equity interest in, any other corporation, partnership, trust or other business association. The Company has no right or obligation to acquire any other direct or indirect subsidiary.

    Section 3.02. Capital Stock.

      (a) The authorized stock of the Company consists of 40,000,000 shares of capital stock, each having a par value of $.01 per share, and of which 30,000,000 shares are designated as common stock and 10,000,000 shares are designated as preferred stock. As of the date of this Agreement, a total of 11,167,845.06 shares of common stock are issued and outstanding and no shares of preferred stock are issued and outstanding. No shares of the issued common stock of the Company are held in the treasury of the Company as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock have been duly authorized for issuance and were validly issued and are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

      (b) Other than the options issued under the Company's 1992 Stock Option Plan, as amended to date, for the purchase of 2,470,666 shares of common stock (the "Options") and outstanding warrants for the purchase of 96,942 shares of common stock (the "Warrants"), there are no outstanding subscriptions, options, warrants, convertible securities, conversion rights, preemptive or other rights, arrangements or commitments of any nature obligating the Company to issue any shares of its capital stock and there are no commitments of or on behalf of the Company to issue any such rights. The Company has no outstanding stock appreciation rights, dividend equivalency rights, phantom stock rights or similar rights. No one, other than a stockholder of the Company on the Closing Date will have any right to receive, or otherwise participate in, the Merger Consideration in proportion to their ownership of Company Common Stock on such date.

      (c) The Company has no obligation, contingent or otherwise, to purchase, redeem or otherwise reacquire any shares of its outstanding capital stock or other securities or to pay any dividend or make any other distribution in respect of its capital stock.

      (d) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which stockholders may vote are issued or outstanding.

    Section 3.03. Corporate Authority Relative to This Agreement; No Violation.

      (a) The Company has the corporate power and authority to enter into this Agreement and, subject to the approval of this Agreement and the Merger by the holders of a majority of the outstanding shares of Company Common Stock ("Stockholder Approval"), to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company. No other corporate proceedings on the part of the Company, other than obtaining Stockholder Approval in accordance with the DGCL and the Certificate of Incorporation or Bylaws of the Company, are necessary to authorize the consummation of the transactions contemplated hereby on behalf of the Company.

      (b) This Agreement has been duly and validly executed and delivered by the Company and, subject to Stockholder Approval and assuming this Agreement constitutes a valid and binding agreement of the other parties hereto and thereto, this Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

      (c) The Board of Directors of the Company has determined that the transactions contemplated by this Agreement are in the best interest of the Company and its stockholders and has declared the advisability of this Agreement and recommended to such stockholders that they approve and adopt this Agreement. No state anti-takeover statute is applicable to the Merger or the other transactions hereby.

      (d) Except as set forth in Schedule 3.03(d), the Company is not subject to, or obligated under, any charter, bylaw or contractual provision or any license, franchise or permit, or subject to any order or decree, that, by its terms, would be breached or violated or would accelerate any payment or obligation, trigger any right of first refusal or other purchase right as a result of the Company executing or carrying out the transactions contemplated by this Agreement, except for any breaches or violations that would not, individually or in the aggregate, have a Material Adverse Effect. Other than in connection with or in compliance with the provisions of the DGCL, no authorization, consent or approval of, or filing with, any Governmental Authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings the failure to obtain or make which would not, individually or in the aggregate, have a Material Adverse Effect or substantially impair or delay the consummation of the transactions contemplated hereby.

    Section 3.04. Financial Statements.  The Company has previously furnished or made available to Parent a true and complete copy of the audited consolidated financial statements of the Company and its Subsidiaries as of, and for the year ended, December 31, 2000 and the unaudited consolidated financial statements of the Company and its Subsidiaries as of, and for the quarter ended, March 31,

2001 (the "Financial Statements"). Except with regard to the treatment or disclosure of net operating loss limitations pursuant to Section 382 of the Code, (i) the Financial Statements (including any related notes and schedules) fairly present the financial position of the Company and its Subsidiaries as of the dates thereof and the results of operations, stockholders' equity and cash flows for the periods or as of the dates then ended, in each case in accordance with GAAP consistently applied during the periods involved, (subject, as to unaudited financial statements, to changes resulting from audits and normal year-end adjustments), (ii) there are no liabilities or obligations of any nature, required to be reflected on a balance sheet prepared in accordance with GAAP, that are not shown in the Financial Statements, and (iii) there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability or obligation which would, individually or in the aggregate, have a Material Adverse Effect.

    Section 3.05. Net Operating Losses.  The federal net operating losses of the Company as of December 31, 1999 (the latest year for which such information is available) equaled $11,599,369.

    Section 3.06. No Material Adverse Change.  Since January 1, 2001, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice in all material respects and there has been no change in the assets, liabilities or financial condition of the Company, other than changes resulting from operations in the ordinary course of its business that would not, individually or in the aggregate, have a Material Adverse Effect.

    Section 3.07. No Violation of Law; Lawful Operations.

      (a) The business of the Company and its Subsidiaries has been, and currently is being, conducted in compliance with all applicable statutes, regulations, orders, covenants, restrictions and orders of Governmental Authorities, except where the failure to so comply would not have a Material Adverse Effect. Neither the Company nor its Subsidiaries has received any notification from any Governmental Authority of any violation of any applicable statute, ordinance or regulation relating to their business, properties or operations.

      (b) Schedule 3.07(b) sets forth a complete and accurate list of all licenses, permits and other governmental authorizations ("Governmental Licenses") that are required to be maintained by the Company or its Subsidiaries in connection with the business of the Company. Each Governmental License has been issued to the Company or its Subsidiaries, as is required, and is valid and in full force and effect and will not be invalidated by consummation of the Merger. The Company and its Subsidiaries have been in full compliance with all of the terms and requirements of each Governmental License, except where the failure to so comply would not have a Material Adverse Effect and there are no disputes, oral agreements or forbearance programs in effect as to any Governmental License.

    Section 3.08. Books and Records.  The books and records of the Company are complete and correct in all material respects and have been maintained in accordance with good business practices and contain a true and complete record of all meetings or proceedings of the Board of Directors and the stockholders. The stock ledger of the Company is complete and reflects all issuances, transfers, repurchases and cancellations of shares of capital stock of the Company.

    Section 3.09. Title to Assets.  Except as set forth in Schedule 3.09, the Company or its Subsidiaries hold good and valid title to all of assets used by them in its business operations, free and clear of all liabilities, liens, charges, claims, licenses, rights, encumbrances and restrictions on transfers, and no financing statement covering all or any portion of its assets and naming the Company or a Subsidiary as debtor has been filed in any public office, and the Company and its Subsidiaries have not signed any such financing statement or security agreement as debtor or borrower.

    Section 3.10. Real Property.  Neither the Company nor its Subsidiaries own any real property. Schedule 3.10 sets forth a complete and accurate list of all real property leased by the Company or its Subsidiaries and the Company has delivered to Parent correct and complete copies of any and all leases relating to such leased real property ("Leases"). Each Lease is legal, valid, binding, enforceable and in full force and effect and will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the transaction contemplated hereby. Neither the Company nor any of its Subsidiaries is in breach or default under any Lease and no event has occurred which, with notice or lapse of time, would constitute a breach or default of such Lease by the Company or its Subsidiaries or permit termination, modification or acceleration thereof by the respective lessor, and no party to any such Lease has repudiated any provision thereof. There are no disputes, oral agreements or forbearance programs in effect as to any Lease. All facilities leased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

    Section 3.11. Tangible Assets.  Schedule 3.11 sets forth a complete and accurate list of each item of equipment, machinery or furniture and each fixture, vehicle, trailer, leasehold improvement, tool and other tangible asset owned or leased by the Company or its Subsidiaries as of December 31, 2000 ("Tangible Assets"). Each Tangible Asset is used solely for the conduct of the business operations of the Company or its Subsidiaries, is suitable for the purpose for which it is intended to be used, is in good operating condition, subject to normal wear and tear, and conforms in all material respects to applicable health, sanitation, fire, environmental (including air and water pollution laws and regulations), safety, labor, zoning and building laws and ordinances.

    Section 3.12. Inventories.  Schedule 3.12 sets forth a complete and accurate list of all raw materials, supplies, manufactured and purchased parts, goods in process and finished goods held by the Company or its Subsidiaries ("Inventory") which has been prepared to reflect the physical inventory taken as of December 31, 2000 and which also reflects the Company's inventory reports at March 31, 2001 that have been prepared in the ordinary course of business and that reflect, in all material respects, the transactions affecting inventory since December 31, 2000. Unless specifically noted in Schedule 3.12, each item included in the Inventory is merchantable and fit for the purpose for which it was procured or manufactured, and is not obsolete, damaged or defective.

    Section 3.13. Accounts Receivable.  Schedule 3.13 sets forth a complete and accurate list of all accounts receivable, notes receivable and other trade receivables shown on the books and records of the Company as of March 31, 2001 ("Accounts Receivable"). All Accounts Receivable represent valid obligations arising from sales actually made by the Company or its Subsidiaries in the ordinary course of business. The Accounts Receivable are collectible in the ordinary course of business in the full amount thereof or there are adequate reserves established for uncollected receivables and there is no contest, claim or right of set-off with any maker of an Account Receivable relating to the amount or validity of such Account Receivable.

    Section 3.14. Material Contracts.  Schedule 3.14 sets forth a complete and accurate list of all agreements and contracts that are material to the business of the Company or its Subsidiaries (including, without limitation, all distribution agreements, customer purchase agreements, supply agreements, borrowing agreements, employment agreements, finders agreements, underwriting agreements, equipment and capital leases, security interests, guaranties, warranties or other agreements creating contingent liabilities) ("Material Contracts"). Each Material Contract is valid and binding on the Company (or its Subsidiaries) and is in full force and effect and, to the knowledge of the Company, is enforceable against the other party thereto, in each case, except as enforceability may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general applicability now or thereafter in effect relating to or affecting creditors' rights, and to general equity principles (regardless of whether enforcement is sought in a procedure in equity or at law). The Company and its Subsidiaries are and have been in material compliance with all applicable terms and requirements of each Material Contract. To the knowledge of the Company, each other party that has or had any obligation or liability under any Company Material Contract is and has been in full compliance with all applicable terms and requirements of such contract. To the knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a violation or breach of, or give the Company or its Subsidiaries or any other person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Material Contract. Neither the Company nor its Subsidiaries has given to or received from any other person any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract.

    Section 3.15. Intellectual Property Rights.

      (a) Schedule 3.15(a) sets forth a complete and accurate list of each patent, trademark, service mark, trade name, copyright, logo, license and proprietary right owned, licensed or used by the Company or its Subsidiaries in the conduct of their businesses. The Company or its Subsidiaries holds all right, title and interest in, or a valid and binding license to use, all items of intellectual property listed in Schedule 3.15(a) and any other trade secrets, customer lists, manufacturing processes, hardware designs, programming processes, software and other information required for or incident to its products or its business (collectively, "Intellectual Property") and, subject to applicable license agreements, has the right to use, free and clear of claims or rights of others, all such Intellectual Property.

      (b) Schedule 3.15(b) sets forth a complete and accurate list of all royalties, fees or other payments required to be made by the Company or its Subsidiaries under the terms of any item of Intellectual Property and includes, specifically, (i) the amount of past royalty payments made to any party, including Appelera, Inc., (ii) the current and future rates at which royalty payments will be made to any party, including Appelera, Inc. and (iii) a list of each of the Company's products for which any such royalty payments has or is being made. All such royalties, fees and payments have been properly reflected in the books and records of the Company in accordance with GAAP. All such royalties, fees and payments have been paid by the Company or its Subsidiaries as and when due and neither the Company nor its Subsidiaries is in default (or with the giving of notice or lapse of time, or both, would be in default) under any license or other agreement to use any item of Intellectual Property.

      (c) To the knowledge of the Company, none of the Intellectual Property is being infringed by any third party and the conduct of the business of the Company and its Subsidiaries does not infringe or violate any intellectual property rights of any third party.

      (d) To the knowledge of the Company, the Company is not making unlawful use of any confidential information or trade secrets of any past or present employees of the Company and neither the Company nor any of the officers, directors or other key employees of the Company have any agreements or arrangements with former employers of such persons relating to confidential information or trade secrets of such employers which limit or restrict the ability of such persons to perform their responsibilities for the Company.

    Section 3.16. Other Assets.  Schedule 3.16 sets forth a complete and accurate list of each other material asset used by the Company or its Subsidiaries in their business operations not specifically described in Schedules 3.10 through 3.15 hereto, including minority and other nonconsolidated investments made by the Company or its Subsidiaries in other companies.

    Section 3.17. Liabilities.  Schedule 3.17 sets forth a complete and accurate list of all accounts payable, notes payable, long-term borrowing and other liabilities shown on the books and records of the Company in accordance with GAAP and all contingent or unrecorded liabilities of the Company or its Subsidiaries, including, but not limited to, any additional payments or purchase price adjustments to be made by the Company in connection with the acquisition of the assets of CyberSyn and Cruachem Ltd. (collectively, "Liabilities"). All Liabilities were incurred by the Company or its Subsidiaries in the ordinary course of business.

    Section 3.18. Environmental Laws and Regulations.

      (a) Except as set forth in Schedule 3.18(a), the Company and its Subsidiaries are in compliance with all applicable international, federal, state and local laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, "Environmental Laws"), which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof, except for noncompliance which would not, individually or in the aggregate, have a Material Adverse Effect.

      (b) Except as set forth in Schedule 3.18(b), neither the Company nor its Subsidiaries have received written notice of, or is the subject of, any actions, causes of action, claims, investigations, demands or notices by any person asserting an obligation to conduct investigations or cleanup activities under Environmental Law or alleging liability under or noncompliance with any Environmental Law (collectively, "Environmental Claims") that would, individually or in the aggregate, have a Material Adverse Effect. To the knowledge of the Company, there are no facts, circumstances or conditions in connection with the operation of its business, including that of its Subsidiaries, or any currently or formerly owned, leased or operated facilities that are reasonably likely to lead to any Environmental Claims in the future that would, individually or in the aggregate, have a Material Adverse Effect.

      (c) Schedule 3.18(c) sets forth (i) a complete and accurate list of each of the principal hazardous or toxic materials used by the Company or its Subsidiaries at any current or former location at which either of them conducted its business activities during the past five years and (ii) the methods which were employed by the Company or its Subsidiaries to dispose of such materials.

    Section 3.19. Employees.

      (a) Schedule 3.19(a) sets forth each employee of the Company and its Subsidiaries and, with respect to each employee shows (i) current salary or wage rate, (ii) bonus formula and (iii) accrued vacation.

      (b) The Company and its Subsidiaries have required each of its employees (including former employees) to execute enforceable agreements under which they are obligated to maintain the confidentiality of nonpublic information relating to the Company.

      (c) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement and none of their respective employees is represented by any labor union or other collective bargaining organization.

      (d) Neither the Company nor any of its Subsidiaries is involved in any disputes with any of their respective current or former employees.

    Section 3.20. Employee Benefit Plans.  Schedule 3.20 sets forth a complete and accurate list of each "employee benefit plan" (within the meaning of Section 3(3) of ERISA) maintained by the Company or its Subsidiaries, including, but not limited to, pension plans, profit sharing plans, 401(k) plans, severance plans, welfare plans, disability and deferred compensation plans, stock purchase plans, stock option plans, employment plans, change-in-control plans, employee health or dental plans, short-term or long-term disability plans, fringe benefit plans, bonus and incentive plans, whether or not such plans are subject to the provisions of ERISA, whether formal or informal, oral or written, legally binding or not, under which any employee or former employee of the Company or its Subsidiaries has any present or future right to benefits or under which the Company or its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements will be collectively referred to as the "Company Plans."

      (a) Each Company Plan has been established and administered in accordance with its terms, and each such Company Plan and the Company are in full compliance with the applicable provisions of law, including ERISA, the Code (including the provisions of ERISA Section 601 et seq. and Code Section 4980B) and other laws, rules and regulations of the United States, any state, or the United Kingdom applicable to Company Plans, other than noncompliance which would not, individually or in the aggregate, have a Material Adverse Effect.

      (b) Full payment has been made by the Company of all amounts which are due to any of the Company Plans. Furthermore, the Company has made adequate provision for reserves to meet contributions that have not been made because they are not yet due under the terms of any of the Company Plans. All contributions and payments made or accrued with respect to all Company Plans are properly deductible under Code Section 162 or 404. No amount or any asset of any Company Plan is subject to tax as unrelated business taxable income.

      (c) The Company has received, with respect to each Company Plan that is an "employee pension benefit plan" (within the meaning of ERISA Section 3(2)), a favorable determination letter as to its qualification. Each trust for each such Company Plan is exempt from federal income tax under Code Section 501(a). No event has occurred or circumstance exists that will or could give rise to disqualification or loss of tax-exempt status of any such Company Plan or trust or that could subject the Company to any tax, fine, lien, penalty or other liability imposed by ERISA (including any breach of fiduciary responsibility by any director, officer or employee), the Code or other applicable laws, rules and regulations.

      (d) The Company has filed all reports required by ERISA, including Form 5500 on a timely basis. For each Company Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form 5500 since the date thereof.

      (e) No "reportable event" (as such term is defined in ERISA Section 4043), "prohibited transaction" (as such term is defined in ERISA Section 406 and Code Section 4975) or "accumulated funding deficiency" (as such term is defined in ERISA Section 302 and Code Section 412 (whether or not waived)) has occurred with respect to any Company Plan and no Company Plan is a "multiemployer plan" within the meaning of ERISA Section 4001(a)(3).

      (f)  No event has occurred or circumstance exists that could result in a material increase in premium costs of Company Plans and other benefit obligations that are insured or a material increase in benefit costs of such plans and obligations that are self-insured. The Company has the right to modify and terminate each Company Plan with respect to both retired and active employees.

      (g) Except to the extent required under ERISA Section 601 et seq. and Code Section 4980B, the Company does not provide health or welfare benefits for any retired or former employee and is not obligated to provide health or welfare benefits to any active employee following such employee's retirement or other termination of service.

      (h) With respect to any Company Plan, (i) no actions, suits or claims (other than claims for benefits made in the ordinary course of the Company Plan's operation) are pending or, to the knowledge of the Company, threatened; (ii) to the knowledge of the Company, no facts or circumstances exist that reasonably could give rise to any such actions, suits or claims; and (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation in respect of any Company Plan subject to Title IV of ERISA concerning the funded status of any such Company Plan or any transfer of assets and liabilities from any such Company Plan in connection with the transactions contemplated herein.

      (i)  The Merger or any other transaction contemplated by this Agreement will not result in the payment, vesting or acceleration of any benefit under any Company Plan.

    Section 3.21. Litigation and Investigations.

      (a) There are no actions, lawsuits, arbitration or other proceedings before any federal, state, local or foreign court or Governmental Authority that are pending or threatened against or affecting the Company or its Subsidiaries or any of their respective officers or directors, in their capacities as such, or any of their respective properties, either at law or in equity, that, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect, and, to the knowledge of the Company, there are no facts, events or occurrences that could reasonably form the basis of such an action, lawsuit or other proceeding against or affecting the Company or its Subsidiaries.

      (b) There is no investigation or review being undertaken or that is pending by any Governmental Authority with respect to the Company or its Subsidiaries that would have a Material Adverse Effect, nor has any Governmental Authority notified the Company of an intention to conduct the same and, to the knowledge of the Company, there are no facts, events or occurrences that could reasonably form the basis of such an investigation or review with respect to the Company or its Subsidiaries.

      (c) No event has occurred or circumstance exists that may (with or without notice or lapse of time) (i) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental License, or (ii) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any Governmental License except as would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any notice or other communication from any Governmental Authority or any other person regarding (i) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental License or any failure to obtain any required Governmental License, or (ii) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of or modification to any Governmental License.

    Section 3.22. Tax Matters.

      (a) Except as set forth in Schedule 3.22(a), the Company and each of its Subsidiaries have each timely filed all tax returns and reports as required by the Code and other applicable law. All such tax returns were, and continue to be, true, correct and complete in all material respects.

      (b) The Company has made available to Parent all reports of and communications for all open years from Internal Revenue Service agents and the corresponding agents of other state, local and foreign governmental agencies who have examined the respective books and records applicable to the Company and its Subsidiaries. Schedule 3.22(b) describes all adjustments of Company income tax returns filed by, or on behalf of, the Company for all open taxable years, that have been proposed by any representative of any governmental agency, and Schedule 3.22(b) describes the resulting income taxes, if any, proposed to be assessed. All deficiencies proposed (plus interest, penalties and additions to tax that were or are proposed to be assessed thereon, if any) as a result of such examinations have been paid, reserved against or settled or, as described in Schedule 3.22(b), are being contested in good faith by appropriate proceedings. Except as set forth in Schedule 3.22(b), neither the Company nor any of its Subsidiaries has given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other entity) of any statute of limitations relating to the payment of taxes for which the Company may be liable.

      (c) The Company and each of its Subsidiaries have each paid, or made provision for the payment of, all taxes of any nature whatsoever that have become due, including, without limitation, all taxes reflected on the tax returns referred to in this Section 3.22, or in any assessment, proposed assessment or notice, received by the Company or its Subsidiaries, except such taxes, if any, as are set forth in Schedule 3.22(c) that are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP consistently applied) have been provided. The charges, accruals and reserves with respect to taxes on the books of the Company are determined in accordance with GAAP consistently applied. In all material respects, all taxes that the Company is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the appropriate governmental agency. There are no liens with respect to taxes upon any of the properties or assets, real or personal, tangible or intangible, of the Company (except liens for taxes not yet due).

      (d) The Company has not made any elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation or amortization) that would have a Material Adverse Effect.

      (e) There are no closing agreements, requests for rulings or requests for technical advice, in respect of any taxes, pending between the Company and any governmental agency.

      (f)  No consent to the application of Code Section 341(f)(2) has ever been filed with respect to any property or assets held or acquired or to be acquired by the Company.

      (g) There is no existing tax-sharing agreement that may or will require that any payment be made by or to the Company on or after the Closing Date.

      (h) No property owned by the Company is property that Parent is or will be required to treat as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Code, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986, or is "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code.

      (i)  The Company has not agreed to and is not required to make any adjustment pursuant to Section 481(a) of the Code, nor has the Internal Revenue Service proposed any such adjustment or change in accounting method with respect to the Company. The Company does not have any application pending with any governmental agency requesting permission for any change in accounting method.

      (j)  Except as set forth in Schedule 3.22(j), there is no contract, agreement, plan or arrangement covering any person that, individually or collectively, as a consequence of this transaction could give rise to the payment of any amount that would not be deductible by Parent, the Surviving Corporation or the Company by reason of Section 280G of the Code.

      (k) Except as set forth in Schedule 3.22(k), the Company does not own an interest in any (i) domestic international sales corporation, (ii) foreign sales corporation, (iii) controlled foreign corporation, or (iv) passive foreign investment company.

      (l)  The Company is not a party (other than as an investor) to any industrial development bond.

      (m) The Company was not a party to any deferred intercompany transaction that will be restored (pursuant to the Treasury Regulations under Section 1502 of the Code) and will result in income or loss to the Company due to the contemplated transaction.

      (n) The Company is not, nor has it ever been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

      (o) None of the assets of the Company directly or indirectly secure any debt the interest on which is tax-exempt under Section 103(a) of the Code.

    Section 3.23. Insurance.  Schedule 3.23 sets forth a complete and accurate list of each policy of insurance maintained by the Company or its Subsidiaries with respect to its business operations and property, including, but not limited to, property and casualty insurance, liability insurance, workers' compensation insurance, employee health or dental insurance and long-term or short-term disability insurance. Such insurance policies are of the kinds and in the amounts customarily obtained by business corporations in the industries in which the Company and or any of its Subsidiaries is engaged. Each such policy is in full force and effect and, to the knowledge of the Company, is enforceable against the insurer thereunder. The Company or its Subsidiaries have paid all premiums under each such insurance policy as and when due and have otherwise performed all obligations on their part necessary to maintain such coverage.

    Section 3.24. Certain Transactions.  Except as set forth in Schedule 3.24, neither the Company nor any of its Subsidiaries is indebted, directly or indirectly, to any of its officers or directors or to members of their immediate families or Affiliates other than (a) for payment of current salary for services rendered in the ordinary course of business, (b) reimbursement for reasonable expenses incurred on behalf of the Company, and (c) for other standard employee benefits made generally available to all employees. No such person, or any company or other entity controlled by them, is indebted, directly or indirectly, to the Company or its Subsidiaries or has any other business relationship with the Company or its Subsidiaries, is a party to a material contract with the Company or its Subsidiaries or competes with the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is a guarantor or indemnitor of any indebtedness of any such person or any company or other entity controlled by them.

    Section 3.25. Finders or Brokers.  Except for Dain Rauscher Wessels, neither the Company nor any of its Affiliates have employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to any fee or any commission in connection with, or upon consummation of, the Merger. A true and correct copy of the agreement between the Company and Dain Rauscher Wessels has been provided by the Company to Parent.

    Section 3.26. Disclosure.  No representation or warranty of the Company contained in this Agreement or any certificate furnished or to be furnished to Parent and Merger Sub at Closing contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, TBIO AND MERGER SUB

    Parent, TBIO and Merger Sub hereby represent and warrant to the Company and its stockholders that the statements made in this Article IV are correct and complete as of the date of this Agreement. When used herein, the phrase "to the knowledge of Parent," means the actual knowledge, after reasonable investigation, of any director or executive officer of Parent.

    Section 4.01. Organization and Qualification.

      (a) Each of Parent, TBIO and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

      (b) TBIO is a wholly owned subsidiary of Parent formed for the purpose of holding the Stock of Merger Sub and Company and has engaged in no other business activities and has conducted its operations only as contemplated hereby.

      (c) Merger Sub has been formed for the sole purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated hereby. Merger Sub has not incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or entered into any agreements or arrangements with any person other than as contemplated by this Agreement.

    Section 4.02. Corporate Authority Relative to This Agreement; No Violation.

      (a) Each of Parent, TBIO and Merger Sub has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent, TBIO and Merger Sub and no other corporate proceedings on the part of Parent, TBIO or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby. The Board of Directors of Parent has determined that the transactions contemplated by this Agreement are in the best interest of Parent and its stockholders.

      (b) This Agreement has been duly and validly executed and delivered by Parent, TBIO and Merger Sub and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, this Agreement constitutes a valid and binding agreement of Parent, TBIO and Merger Sub, enforceable against Parent, TBIO and Merger Sub in accordance with its terms, except that enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

      (c) None of Parent, TBIO nor Merger Sub was, immediately prior to the execution of this Agreement, an "interested stockholder" within the meaning of Section 203 of the DGCL.

      (d) Neither Parent, TBIO nor Merger Sub is subject to or obligated under any charter, bylaw or contract provision or any license, franchise or permit, or subject to any order or decree, which, by its terms, would be breached or violated or would accelerate any payment or obligation, trigger any right of first refusal or other purchase right as a result of Parent, TBIO or Merger Sub executing or carrying out the transactions contemplated by this Agreement. Other than in connection with or in compliance with the provisions of the DGCL, no authorization, consent or approval of, or filing with, any Governmental Authority is necessary for the consummation by Parent and the Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings the failure to obtain or make which would not, individually or in the aggregate, substantially impair or delay the consummation of the transactions contemplated hereby.

    Section 4.03. Merger Consideration.  All shares of Parent Stock issued as part of Merger Consideration, including any Escrowed Shares, upon the issuance thereof in accordance with the provisions of this Agreement, will be duly authorized and validly issued and fully paid and nonassessable shares of Parent Stock and will have been issued in compliance with all applicable federal and state securities laws.

    Section 4.04. Disclosure.  No representation or warranty of Parent, TBIO or Merger Sub contained in this Agreement or in any certificate furnished or to be furnished to the Company at Closing and no offering materials referred to in Section 6.07 hereof will contain, any untrue statement of a material fact or omits, or will omit, to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made Parent has filed all required reports, schedules, forms, statements, and other documents with the SEC (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents. As of their respective dates, none of the Parent SEC Documents (including any and all financial statements therein) contained any untrue statement of a material fact or failed to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Parent included in the Parent SEC Documents (the "Parent Financial Statements") comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the period involved (except as may be indicated in the notes thereto), and present fairly, in all material respects, the consolidated financial position of Parent and its subsidiaries at the respective dates thereof and the consolidated results of operations and cash flows for the periods specified (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments). Except as reflected or reserved against in the Parent Financial Statements, the Parent and its subsidiaries have no material liabilities or other obligations (including contingent liabilities and obligations) except, (i) since the date of the most recent audited balance sheet included in the Parent Financial Statements, liabilities and obligations incurred in the ordinary course of business or (ii) that would not be required to be reflected or reserved against in the consolidated balance sheet of Parent and its subsidiaries prepared in accordance with GAAP.

    Section 4.05. Absence of Certain Changes or Events.  Except as disclosed in the Parent SEC Documents, since the date of the most recent audited balance sheet included in the Parent SEC Documents, there is not and has not been (a) any material adverse change to the Parent, or (b) any condition, event, or occurrence that could reasonably be expected to prevent or materially delay the Parent, TBIO or Merger Sub from consummating the transactions contemplated by this Agreement.

    Section 4.06. Shares Reserved.  Parent has authorized and reserved, and shall keep available, for issuance and delivery, the number of shares of Parent Common Stock issuable in connection with the Merger.

ARTICLE V

COVENANTS OF THE COMPANY

    Section 5.01. Further Investigation and Access to Information.  The Company will afford Parent and its officers, employees, accountants, counsel and other authorized representatives full and complete access to its and its Subsidiaries' offices and other properties and all books and records, contracts or other documents relating to the business of the Company and its Subsidiaries (the "Due Diligence Information") and will promptly provide to Parent such additional information relating to the Company and its Subsidiaries and their respective businesses and properties as Parent or its duly authorized representatives may from time to time reasonably request. Parent will use the Due Diligence Information solely for the purpose of its investigation of the Company's business relating to the Merger and will keep the Due Diligence Information strictly confidential. Parent may disclose the Due Diligence Information only (a) to those affiliates, directors, officers, employees, advisors and agents who need to know such information for the purpose of consummating the Merger and (b) in connection with obtaining any required governmental or third-party consents. In the event that the Merger is not consummated, Parent will return any materials delivered to it containing Due Diligence Information to the Company or will certify, in writing, that all such materials or copies of such materials have been destroyed.

    Section 5.02. Conduct of Business by the Company.  From and after the date hereof and prior to the Effective Time or such earlier date on which this Agreement is terminated as provided in Section 8.01 hereof (the "Termination Date"), and except (i) as may be required by law (provided that before availing itself of such exception, the Company must first consult with Parent), (ii) as may be consented to in writing by Parent, or (iii) as may be expressly permitted pursuant to this Agreement, the Company:

      (a) will, and will cause its Subsidiaries to, conduct its operations according to their ordinary and usual course of business in substantially the same manner as heretofore conducted and will use commercially reasonable efforts, and will cause its Subsidiaries to use commercially reasonable efforts, to preserve intact its business organization and goodwill, prevent adverse change in the financial condition, liabilities, assets, business, operating results or prospects of the Company and prevent the destruction or damage to or loss of any asset of the Company that would have a Material Adverse Effect;

      (b) will use commercially reasonable efforts, and will cause its Subsidiaries to use commercially reasonable efforts to, keep available the services of its current officers and other key employees, preserve its relationships with those persons having business dealings with the Company and its Subsidiaries, including, without limitation, suppliers, vendors and customers;

      (c) will, and will cause its Subsidiaries to, comply in all material respects with all laws and orders of all Governmental Authorities applicable to them;

      (d) will not declare, set aside or pay any dividends on, or make any distribution with respect to, or redeem or purchase any outstanding shares of its capital stock;

      (e) will not authorize or issue any shares of capital stock or other securities convertible into or in lieu of or in substitution for shares of its capital stock (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) other than upon the exercise of Options and Warrants which are outstanding on the date hereof;

      (f)  except in the ordinary course of their business, and in a manner consistent with past practices, will not, and will not permit its Subsidiaries to, authorize or effect any acquisition or disposition of any material assets or release or relinquish any rights under a Material Contract;

      (g) except for licensing agreements entered into in the ordinary course of business, will not, and will not permit its Subsidiaries to, enter into joint venture, partnership or similar arrangement;

      (h) will not propose or adopt any amendments to its corporate charter or bylaws;

      (i)  except as required by law, will not, and will not permit its Subsidiaries to, (i) enter into, declare or amend in any respect the terms of its employee benefit plans, (ii) enter into, adopt or amend any compensation, severance, bonus or similar agreements or arrangements with any director or officer, or (iii) except in the ordinary course of business, consistent with past practice, increase in any manner the compensation or fringe benefits of any employee not described in the preceding clause (ii) or pay any such employee any bonus or other benefit not required by an employee benefit plan or arrangement as in effect as of the date hereof;

      (j)  except in the ordinary course of their business, and in a manner consistent with past practices, will not, and will not permit its Subsidiaries to (i) make capital expenditures or incur or assume any additional indebtedness in excess of $50,000, (ii) incur any long-term indebtedness, (iii) create, or allow to be imposed, any mortgage, pledge, security interest, lien or other encumbrance on their assets, (iv) make any loans, advances or capital contributions to, or investments in, any other person, (v) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or (vi) change or modify any of its current financing terms, conditions or facilities with banks and financial institutions, except as necessary to consummate the transaction set forth in this Agreement; provided, however, that nothing herein will preclude the Company entering into or performing a settlement agreement with ABI.

      (k) will not, and will not permit its Subsidiaries to, make any loans, advances or other payments to any third party, including any officer, director or employee of the Company or its Subsidiaries or any Affiliate of such persons;

      (l)  will not, and will not permit its Subsidiaries to, (i) make any tax election or settle or compromise any tax liability, (ii) change its fiscal year, or (iii) revalue any of its assets or (iv) change its methods of accounting (including, without limitation, make any material write-off or reduction in the carrying value of any assets) in effect at December 31, 2000, except as required by changes in GAAP; and

      (m) will not, and will not permit its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

    Notwithstanding any in this Section 5.02, neither Parent nor Merger Sub will have, directly or indirectly, any right to control or direct the Company's operations prior to the Effective Time and, prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

    Section 5.03. No Solicitation.

      (a) The Company represents and warrants that it has terminated any discussions or negotiations with any party (other than Parent) concerning any Takeover Proposal prior to the date hereof. From and after the date hereof, the Company will not, and will use its commercially reasonable best efforts not to permit any of its officers, directors, employees, attorneys, financial advisors, agents or other representatives or those of its Subsidiaries (collectively, "Company Representatives") to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information) any Takeover Proposal from any persons or engage in or continue discussions or negotiations relating thereto, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal. Without limiting the foregoing, it is agreed that any action that is in violation of the restrictions set forth in the preceding sentence by any Company Representative, whether or not such person is purporting to act on behalf of the Company, will be deemed to be a breach of this Section 5.03 by the Company.

      (b) The Company will advise Parent orally (within one business day after it learns of any Takeover Proposal) and in writing (as promptly as practicable) of the receipt of any Takeover Proposal or inquiry or request for information with respect to or which could reasonably be expected to lead to any Takeover Proposal, including the material terms and conditions thereof (and any change in the material terms and conditions thereof) and the identity of the person making such Takeover Proposal.

      (c) Subject to compliance with its fiduciary duties, the Board of Directors of the Company will not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by such Board of Directors of this Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal.

    Section 5.04. Stockholder Approval.  The Company, acting through its Board of Directors in accordance with applicable law, and at its own expense, as promptly as practicable following the date hereof, will submit the Merger and the other transactions contemplated hereby to its stockholders for their approval as required under the DGCL and its certificate of incorporation and bylaws.

ARTICLE VI

ADDITIONAL AGREEMENTS

    Section 6.01. Antitakeover Statute.  If any "fair price," "moratorium," "control share acquisition" or other form of antitakeover statute or regulation will become applicable to the transactions contemplated hereby, each of the Company, TBIO and Parent and the members of their respective Boards of Directors will grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

    Section 6.02. Public Announcements.  The Company, TBIO and Parent will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and will not issue any such press release or other public statement or comment without the prior approval of the other party, which consent will not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such other public statement as required by law or The Nasdaq Stock Market, Inc. if it has (a) used its reasonable best efforts to consult with the other party and to obtain such party's consent but has been unable to do so in a timely manner and (b) faxed a copy of such release or public statement to such other party at a reasonable time prior to issuing such release or making such statement.

    Section 6.03. Notices of Certain Events.

      (a) Each party will promptly notify any other party of:

        (i)  any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

        (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement.

      (b) Each will promptly notify the other parties of any proceedings commenced or threatened against such party or any of its subsidiaries that relate to the consummation of the transactions contemplated by this Agreement.

    Section 6.04. Employee Matters.  Parent agrees that each employee of the Company or its Subsidiaries will be retained as of the Effective Time; provided, however, that this provision shall not be interpreted to provide any such employee with a guarantee of employment or any contractual right hereunder against Parent with respect to ongoing employment or to otherwise limit Parent's ability to terminate or change the nature of the employment agreement with such employee after the Effective Time. Parent agrees to maintain each of the Company's employee benefit plans or, at any time after the Effective Time and in their sole discretion, to cause all employees of the Company or its Subsidiaries to be covered by the Parent's employee benefit plans on the same basis as Parent's other employees, giving credit to such employees' full-time years of service with the Company or its Subsidiaries. In that regard, Parent acknowledges that it has historically issued options to all full-time employees under its 1997 Stock Option Plan and that it intends to treat employees of the Company or its Subsidiaries in a similar manner, subject to the discretion of the compensation committee of the Parent.

    Section 6.05. Tax Treatment.  Each of the Purchaser, TBIO, Merger Sub and Company agrees to treat the Merger as a taxable acquisition of Company Capital Stock by TBIO for all purposes, including, without limitation, for federal, state and local tax purposes.

    Section 6.06. Section 338.  The parties agree to take all steps necessary and/or required, both before and after the Effective Time, to cause the Merger to qualify under the provisions of Section 338 of the Code, including but not limited to the execution of all forms required by the Internal Revenue Service and the appropriate actions required to adjust the books and records of the parties as appropriate under the Code and GAAP as applied in the United States.

    Section 6.07. Securities Laws.  Parent shall, at its expense, take such steps as may be necessary to comply with the securities laws of all jurisdictions that are applicable to the issuance of the Parent Common Stock pursuant hereto, including, without limitation, the provisions of Regulation S and Regulation D promulgated under the Securities Act and shall prepare and deliver to the Company and its stockholders such offering materials as are required by such laws. The Company shall use its reasonable efforts to assist Parent as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Parent Common Stock pursuant hereto.

    Section 6.08. Severance Payment.  Parent agrees that, upon consummation of the Merger, that it will pay the Company's severance obligation to Bruce Galton in an amount equal to $185,000. Such payment will not result in any deduction of Escrowed Shares under the provisions of Section 2.02.

    Section 6.09. Efforts To Consummate; Further Assurances.  Subject to the terms and conditions of this Agreement, the parties hereto will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable to consummate the transactions contemplated herein. The parties hereto agree to execute and deliver promptly such other documents, certificates, agreements, instruments and other writings (including any amendments or supplements thereto) and to take, or cause to be taken, such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated hereby. Each party hereto shall take all reasonable actions necessary to cause the transaction contemplated by this Agreement to qualify under the provisions of Section 338 of the Code.

ARTICLE VII

CONDITIONS TO THE MERGER

    Section 7.01. Conditions to the Obligation of Parent, TBIO and Merger Sub.  The obligations of Parent, TBIO and Merger Sub to effect the Merger are subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, the compliance with which, or the occurrence of which, may be waived prior to the Closing Date in writing by Parent and Merger Sub, respectively, in their sole discretion.

      (a) Continued Accuracy of Representations and Warranties. All representations and warranties of the Company contained in this Agreement remain correct and complete as of the Closing Date, except for changes which, in the aggregate, would not have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole.

      (b) Performance of Agreements. The Company shall have performed, complied with and satisfied all covenants of the Company that are required by this Agreement to be performed or satisfied by it at or prior to the Closing Date.

      (c) The Company's Closing Certificate. The Company shall have delivered a certificate, dated the Closing Date, addressed to Parent and the Merger Sub and signed by the Chief Executive Officer of the Company, to the effect that the conditions specified in this Section 7.01 have been satisfied.

      (d) Secretary's Certificate. The Company shall have furnished a certificate of its corporate Secretary certifying as to:

        (i)  the resolutions of the Company's Board of Directors authorizing the execution, delivery and performance of this Agreement by the Company and the execution, delivery and performance of all documents to be executed, delivered and performed by the Company at Closing;

        (ii) the consent to the Merger of the stockholders of the Company holding not less than a majority of the issued and outstanding shares of Company Common Stock; and

        (iii) the incumbency of its officers executing this Agreement and the documents delivered at Closing.

        (e) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a Governmental Authority nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority will be in effect which would (i) make the consummation of the Merger illegal, or (ii) otherwise prevent or prohibit the consummation of the transactions contemplated in this Agreement, including the Merger; provided, however, that prior to invoking this condition, Parent and Merger Sub will use their reasonable best efforts to have any such injunction vacated.

        (f)  Consents and Authorizations. Other than the filing required under Section 1.03, all notices, filings, consents, approvals, including regulatory approvals, permits, authorizations or orders of, and all registrations, declarations or filings with, third parties, including creditors, lessors, licensors, contract parties or Governmental Authorities, necessary for the authorization, execution and delivery of or performance under this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement have been made or obtained.

        (g) Opinion of Counsel. The Company shall have delivered to Parent and TBIO an opinion of counsel to the Company, dated as of the Closing Date, in substantially the form set forth as Exhibit B hereto.

        (h) Employment Agreements. Each of Maria Maccecchini, Bruce Galton and John Akroyd shall have executed employment agreements with Parent, in substantially the form set forth in Exhibit C hereto.

        (i)  Limitation on Appraisal Rights. Not more than 5% of the issued and outstanding shares of Company Common stock immediately prior to the Closing Date have become Dissenting Shares.

        (j)  Company Stock. There are not more than 13,735,453.06 shares of Company Common Stock outstanding on the Closing Date and all Options and Warrants shall either have been exercised or terminated.

        (k) Stockholder Representation Letter. Parent shall have received a representation letter in substantially the form attached as Exhibit D hereto from such number of persons entitled to receive Merger Consideration as is necessary for the issuance of Parent Common Stock in connection with the Merger to be exempt from registration under the Securities Act or, in its sole discretion, Parent has agreed to increase the amount of cash available to be paid under Section 2.01(b) hereof so that all persons entitled to receive Merger Consideration that do not deliver such a representation letter will receive cash pursuant to Section 2.01(b)(i) for the full amount of the Merger Consideration payable to them.

        (l)  Certificate of Merger. The Company shall have delivered to TBIO and Parent a fully executed Certificate of Merger.

        (m) Other Documents. The Company shall have delivered to TBIO and Parent all other documents reasonably requested by TBIO and Parent and contemplated by this Agreement or required to be delivered by the Company to TBIO and Parent pursuant to this Agreement and not previously delivered.

    Section 7.02. Conditions to the Obligation of the Company.  The obligation of the Company to effect the Merger is subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, the compliance with which, or the occurrence of which, may be waived prior to the Closing Date in writing by the Company in its sole discretion.

      (a) Continued Accuracy of Representations and Warranties. All representations and warranties of Parent, TBIO and/or Merger Sub contained in this Agreement remain correct and complete as of the Closing Date, except for changes which, in the aggregate, would not have a Material Adverse Effect on Parent.

      (b) Performance of Agreements. Parent, TBIO and Merger Sub shall have performed, complied with and satisfied all covenants of Parent, TBIO and Merger Sub that are required by this Agreement to be performed or satisfied by them at or prior to the Closing Date.

      (c) Parent, TBIO and/or Merger Sub's Closing Certificate. Parent, TBIO and Merger Sub shall have delivered certificates, dated the Closing Date, addressed to the Company and signed by their respective Chief Executive Officer or President, to the effect that the conditions specified in this Section 7.02 have been satisfied.

      (d) Secretary's Certificate. Each of the Parent, TBIO and the Merger Sub shall have furnished a certificate of its corporate Secretary certifying as to:

        (i)  the resolutions of such company's Board of Directors (and sole stockholder in the case of the Merger Sub) authorizing the execution, delivery and performance of this Agreement by the Parent, TBIO and the Merger Sub; and

        (ii) the incumbency of its officers executing this Agreement and the documents delivered at Closing.

      (e) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a Governmental Authority nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority will be in effect which would (i) make the consummation of the Merger illegal, or (ii) otherwise prevent or prohibit the consummation of the transactions contemplated in this Agreement, including the Merger; provided, however, that prior to invoking this condition, the Company will use its reasonable best efforts to have any such injunction vacated.

      (f)  Consents and Authorizations. Other than the filing required under Section 1.03, all notices, filings, consents, approvals, including regulatory approvals, permits, authorizations or orders of, and all registrations, declarations or filings with, third parties, including creditors, lessors, licensors, contract parties or Governmental Authorities, necessary for the authorization, execution and delivery of or performance under this Agreement by Parent, TBIO or Merger Sub or the consummation by Parent, TBIO or Merger Sub of the transactions contemplated by this Agreement have been made or obtained.

      (g) Stockholder Consent. The Company shall have obtained the consent to the Merger of the stockholders of the Company holding not less than a majority of the issued and outstanding shares of Company Common Stock.

      (h) Opinion of Counsel. Parent shall have delivered to the Company an opinion of counsel to Parent, dated as of the Closing Date, in substantially the form set forth in Exhibit E hereto.

      (i)  Registration Rights Agreement. Parent shall have executed a registration rights agreement relating to the registration of the shares of its Common Stock constituting Merger Consideration substantially the form set forth in Exhibit F hereto.

      (j)  Employment Agreements. Parent shall have executed employment agreements with each of Maria Maccecchini, Bruce Galton and John Akroyd in substantially the form set forth in Exhibit C hereto.

      (k) Stock Option Agreements. Parent shall have duly granted options to acquire 50,000 shares of Parent Common Stock to Maria Maccecchini, 20,000 shares to Bruce Galton and 10,000 shares to Peter Sears, subject to the closing of the Merger, under Parent's 1997 Employee Stock Option Plan. Each such option will have a maximum term of ten years, an exercise price equal to the fair market value of the Parent Common Stock on the date of grant and, in the case of Ms. Maccecchini and Mr. Sears, will be fully vested at the Effective Date and, in the case of Mr. Galton, will vest on the date of the termination of his employment with Parent.

      (l)  Merger Consideration. Parent shall have (i) deposited the full amount of cash with the Exchange Agent as provided in Section 2.02(a) hereof and (ii) reserved for issuance a sufficient number of shares of Parent Common Stock to allow for the issuance of all Merger Consideration, including Escrowed Shares, pursuant to Article II hereof and such shares shall be authorized for listing on the Nasdaq National Market, upon official notice of issuance.

      (m) Other Documents. Parent, TBIO and Merger Sub shall have delivered to the Company all other documents reasonably requested by the Company and contemplated by this Agreement or required to be delivered by the Company to Parent pursuant to this Agreement and not previously delivered.

ARTICLE VIII

TERMINATION

    Section 8.01. Termination or Abandonment.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of the Company:

      (a) by the mutual written consent of the Company, TBIO and Parent;

      (b) (i) by Parent if the Effective Time has not occurred on or before June 1, 2001 or (ii) by any party if the Effective Time has not occurred on or before June 30, 2001, as long as the party seeking to terminate the Agreement has not breached in any material respect its obligations under this Agreement in any manner that will have proximately contributed to the failure to consummate the Merger on or before such date;

      (c) by either the Company, TBIO or Parent if (i) a statute, rule, regulation or executive order will have been enacted, entered or promulgated prohibiting the consummation of the Merger substantially on the terms contemplated hereby or (ii) an order, decree, ruling or injunction will have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger substantially on the terms contemplated hereby and such order, decree, ruling or injunction will have become final and nonappealable and the party seeking to terminate this Agreement pursuant to this Section 8.01(c) will have used its reasonable best efforts to remove such injunction, order or decree;

      (d) by the Company if Merger is not approved by the requisite vote (or written consent) of the stockholders of the Company;

      (e) by TBIO or Parent if the Board of Directors of the Company fails to recommend this Agreement to the stockholders of the Company or has withdrawn or modified in a manner adverse to TBIO or Parent its approval or recommendation of this Agreement and the transactions contemplated hereby; or

      (f)  by either the Company, TBIO or Parent if there will have been a material breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, which if not cured would cause the respective conditions set forth in Article VII, as the case may be, not to be satisfied, and such breach is incapable of being cured or will not have been cured within 15 days after notice thereof will have been received by the party alleged to be in breach.

    In the event of termination of this Agreement pursuant to this Section 8.01, this Agreement will terminate (except for the confidentiality provisions of Section 5.01 and the provisions of Sections 8.02), and there will be no other liability on the part of the Company or Parent to the other except liability arising out of an intentional breach of this Agreement.

    Section 8.02. Termination Fee and Expenses.  If this Agreement is terminated by any party for any reason set forth in Section 8.01 hereof, then each party shall be responsible for the payment of the expenses and fees incurred by it in connection with or related to the Merger and the transactions contemplated hereby.

ARTICLE IX

SURVIVAL AND INDEMNIFICATION

    Section 9.01. Survival of Representations, Warranties, Covenants and Agreements.  The provisions of Section 5.01 relating to the treatment of confidential information, Section 8.02, and this Section 9.01 will survive any termination of this Agreement and such provisions along with Section 9.02 will survive the Merger. The representations and warranties of the Company in Article III of this Agreement and the representation and warranties of Parent in Article IV of this Agreement (or, in either case, in any instrument delivered pursuant to this Agreement) will survive for a period ending on the first anniversary of the Closing Date. Other than Section 9.02 and 10.10, no other covenant or agreement that is to be performed entirely at or prior to the Effective Time will survive the Merger.

    Section 9.02. Indemnification and Insurance.

        (a) From and after the Effective Time, Parent will, and will cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of the Company determined as of the Effective Time (the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including, without limitation, in connection with the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL (and the Surviving Corporation will also advance expenses as incurred to the fullest extent permitted under applicable law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

        (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 9.02, upon learning of any such claim, action, suit, proceeding or investigation, will promptly notify the Surviving Corporation thereof, but the failure to so notify will not relieve the Surviving Corporation of any liability it may have to such Indemnified Party if such failure does not materially prejudice the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), the Surviving Corporation will have the right to assume the defense thereof and the Surviving Corporation will not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Surviving Corporation will pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received.

        (c) For a period of three years after the Effective Time, Parent will cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company ("D&O Insurance") with respect to claims arising from facts or events which occurred before the Effective Time, provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous; provided, however, that nothing contained herein will require Parent or the Surviving Corporation to incur any annual premium in excess of 150% of the last annual aggregate premium paid prior to the date of this Agreement for all current D&O Insurance policies maintained by the Company. If such premiums for such insurance would at any time exceed 150% of such current premium, then Parent will cause to be maintained policies of insurance which, in Parent's good faith determination, provide the maximum coverage available at an annual premium equal to 150% of such current premium.

        (d) If Parent or any of its successors or assigns (i) consolidates with or merges into any other corporation or entity and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions will be made so that the successors and assigns of Parent will assume all of the obligations set forth in this Section 9.02.

        (e) The provisions of this Section 9.02 are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

ARTICLE X

MISCELLANEOUS

    Section 10.01. Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts, each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and will become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

    Section 10.02. Governing Law.  This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

    Section 10.03. Jurisdiction.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

    Section 10.04. Notices.  All notices and other communications hereunder will be in writing (including telecopy or similar writing) and will be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 10.04 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 10.04:

To Parent or Merger Sub:	Transgenomic, Inc. 12325 Emmet Street Omaha, NE 68164 Attention: Mr. Collin J. D'Silva Telephone:(402) 452-5400 Facsimile:(402) 452-5447
with a copy to:	Kutak Rock LLP 1650 Farnam Street Omaha, NE 68102 Attention: Steven P. Amen Telephone: (402) 346-6000 Facsimile: (402)346-1148

To the Company:	Annovis, Inc. 34 Mount Pleasant Drive Aston, PA 19014 Attention: Maria Maccecchini, Ph.D. Telephone: (610) 579-1200 (610) 579-1201
with a copy to:	Smith, Stratton, Wise, Heber & Brennan 600 College Road East Princeton, NJ 08540 Attention: Richard Pinto Telephone: (609) 987-6650 Facsimile: (609) 987-6651

    Section 10.05. Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective successors and assigns.

    Section 10.06. Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision will be interpreted to be only so broad as is enforceable.

    Section 10.07. Enforcement of Agreement.  The parties hereto agree that money damages or other remedy at law would not be a sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that in addition to all other remedies available to them, each of them will be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including, without limitation, specific performance, without bond or other security being required.

    Section 10.08. Entire Agreement; No Third-Party Beneficiaries.  This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except for the provisions of Section 9.02 hereof, is not intended to and will not confer upon any Person other than the parties hereto any rights or remedies hereunder.

    Section 10.09. Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and will be given no substantive or interpretive effect whatsoever.

    Section 10.10. Payment of Expenses at Closing.  Upon closing of the transactions contemplated hereby, Parent agrees that it will assume responsibility for the payment of the Company's expenses relating thereto. To the extent that invoices for such expenses are submitted at Closing, Parent agrees to pay such expenses within three (3) business days after Closing.

ARTICLE XI

DEFINITIONS

    Section 11.01. Definitions.  In addition to the other terms defined herein, the following terms used herein will have the meanings herein specified (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

    "Affiliate" means, with respect to any person or entity, another person or entity that controls, is controlled by or under common control with such person.

    "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and the rulings issued thereunder.

    "DGCL" means the Delaware General Corporation Law.

    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "GAAP" means accounting principles generally accepted in the United States as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of determination.

    "Governmental Authority" means any department, division, branch, office or official of a duly elected or appointed governmental office of any country, state, province, county, parish or municipality.

    "Material Adverse Effect" means negative change or effect on or with respect to the Company or Parent, or their respective subsidiaries, as the case may be, (i) that has had, or would reasonably be expected to have, individually, an adverse effect of at least $25,000 on the assets, business, results of operations, prospects or financial or other condition thereof, or (ii) would otherwise be detrimental to the ability of the Company or Parent or their respective subsidiaries to conduct their business or perform their obligations in accordance with past business practices.

    "SEC" means the United States Securities and Exchange Commission.

    "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of business that constitutes 25% or more of the net revenues, net income or the assets of the Company and its Subsidiaries taken as a whole, or 25% or more of any class of equity securities of the Company or its Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of the Company or its Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or its Subsidiaries, other than the transactions contemplated by this Agreement.

    Section 11.02. Construction.  All capitalized words or terms herein have the meaning ascribed to them as immediately thereafter. The captions or headings in this Agreement are for convenience of reference only and in no way define, limit or describe the scope or intent of any provisions or Sections of this Agreement. All references in this Agreement to particular Articles or Sections are references to the Articles or Sections of this Agreement, unless some other references are clearly indicated. All accounting terms not specifically defined in this Agreement will be construed in accordance with the generally accepted accounting principles as in effect on the date hereof. In this Agreement, unless the context otherwise requires, (a) words describing the singular number will include the plural and vice versa, (b) words denoting any gender will include all genders and (c) the word "including" will mean "including, without limitation." This Agreement and the other instruments and documents to be delivered pursuant hereto will not be construed more favorably against one party than the other based on who drafted the same, it being acknowledged that all parties hereto contributed meaningfully to the drafting of this Agreement.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

TRANSGENOMIC, INC.
By /s/ GREGORY J. DUMAN Gregory J. Duman Chief Financial Officer
TBIO, INC.
By /s/ GREGORY J. DUMAN Gregory J. Duman President
TBIO ACQUISITION CORP.
By /s/ GREGORY J. DUMAN Gregory J. Duman President
ANNOVIS, INC.
By /s/ MARIA MACCECCHINI Maria Maccecchini Chief Executive Officer

QuickLinks

AGREEMENT AND PLAN OF MERGER
TABLE OF CONTENTS
AGREEMENT AND PLAN OF MERGER
W I T N E S S E T H
ARTICLE I THE MERGER
ARTICLE II EXCHANGE OF SHARES FOR MERGER CONSIDERATION
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT, TBIO AND MERGER SUB
ARTICLE V COVENANTS OF THE COMPANY
ARTICLE VI ADDITIONAL AGREEMENTS
ARTICLE VII CONDITIONS TO THE MERGER
ARTICLE VIII TERMINATION
ARTICLE IX SURVIVAL AND INDEMNIFICATION
ARTICLE X MISCELLANEOUS
ARTICLE XI DEFINITIONS